Nucleus Holding, Inc.

Consolidated Financial Statements

December 31, 2021

Foresight Financial CPA Firm, PLLC

Table of Contents

Foresight Financial CPA Firm, PLLC
Jason Brown, CPA, MBA

791 Park of Commerce Blvd, Suite 300
Boca Raton, FL 33487
561-571-5567
jason@foresightcpas.com
www.foresightcpas.com

October 7, 2022

Independent Auditors' Report

To the Board of Directors and Shareholders
Nucleus Holding, Inc.
Coral Springs, Florida

Opinion

We have audited the accompanying consolidated/ financial statements of Nucleus Holding, Inc. (the "Company") (a Delaware corporation), which comprise the consolidated balance sheet at December 31, 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from inception (June 11, 2021) to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the period from inception (June 11, 2021) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Related Party Transactions

As discussed in Note 6 to the consolidated financial statements, the Company has significant related party transactions. Our opinion is not modified with respect to these matters.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses from operations has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Boca Raton, Florida
October 7, 2022

Nucleus Holding, Inc.
Consolidated Balance Sheet
December 31, 2021

Assets

Current assets:		
Cash	$	20,813
Total current assets		20,813
Other assets:		
Intangible assets, net		750,000
Total other assets		750,000
Total assets	$	770,813

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable and accrued expenses	$	24,980
Total current liabilities		24,980
Long-term liabilities:		
Related party notes payable		81,000
Total long-term liabilities		81,000
Total liabilities		105,980
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.00001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding		-
Common stock, $0.00001 par value, 200,000,000 shares authorized, 86,118,000 shares issued and outstanding		861
Additional paid-in capital		805,010
Accumulated deficit		(141,038)
Total stockholders' equity		664,833
Total liabilities and stockholders' equity	$	770,813

See accompanying notes to the consolidated financial statements.

Nucleus Holding, Inc.
Consolidated Statement of Operations
For the Period from Inception (June 11, 2021) to December 31, 2021

Revenue	$ -
Operating Expenses:	
Selling, general and administrative	2,895
Consulting	36,036
Payroll	45,306
Share based compensation	55,871
Total operating expenses	140,108
Loss from operations	(140,108)
Other Expenses:	
Interest expense	930
Net loss before income taxes	(141,038)
Income taxes	-
Net loss	$ (141,038)

See accompanying notes to the consolidated financial statements.

Nucleus Holding, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Period from Inception (June 11, 2021) to December 31, 2021

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, Inception, June 11,, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock (founders shares)	-	-	80,000,000	800	749,200	-	750,000
Issuance of restricted stock as compensation	-	-	6,118,000	61	55,810	-	55,871
Net loss	-	-	-	-	-	(141,038)	(141,038)
Balance, December 31, 2021	-	$ -	86,118,000	$ 861	$ 805,010	$ (141,038)	$ 664,833

See accompanying notes to the consolidated financial statements.

Nucleus Holding, Inc.
Consolidated Statement of Cash Flows
For the Period from Inception (June 11, 2021) to December 31, 2021

Cash flows from operating activities:		
Net loss	$	(141,038)
Share based compensation		55,871
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		24,980
Net cash used in operating activities		(60,187)
Investing activities:		
Acquisition of intangible assets		(750,000)
Net cash used in investing activities		(750,000)
Financing activities:		
Issuance of founders shares		750,000
Proceeds from related party notes payable		81,000
Net cash provided by financing activities		831,000
Net increase in cash		20,813
Cash, beginning of year		-
Cash, end of year	$	20,813
Supplemental Cash Flow Information:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

See accompanying notes to the consolidated financial statements.

Note 1 – Description of Business

Nucleus Holding, Inc. (the “Company”) is in the process of developing an inclusive and sustainable FinTech ecosystem for the psychedelics industry through the use of artificial intelligence combined with an innovative platform and blockchain infrastructure. The Company was incorporated in Delaware on June 11, 2021.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nucleus Holding, Inc. and its wholly-owned subsidiaries Neuly, LLC and Your Finance Buddy, LLC (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider forming a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities.

The Company makes changes in estimates when circumstances warrant. If material, the Company discloses the effects of changes in estimates in the notes to the consolidated financial statements. Significant estimates and assumptions affect the following: the carrying value and amortization period of long-lived assets; the carrying value, capitalization, and amortization of software and website development costs; the provision for income taxes and related deferred tax accounts, and realizability of deferred tax assets; certain accrued expenses; contingencies, litigation, and related legal accruals; and the value attributed to stock-based awards.

Cash and Cash Equivalents

Cash includes cash on hand and cash held with banks. Cash equivalents are short-term, highly liquid investments with original maturities of three (3) months or less when acquired. Cash and cash equivalents are deposited in or managed by major financial institutions and at times may exceed Federal Deposit Insurance Corporation insurance limits. There were no cash balances in excess of federally insured amounts at December 31, 2021.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, amortization, and any impairment in value. The Company assesses long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of the long-lived assets may not be recoverable, and at a minimum on an annual basis.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from five (5) to seven (7) years.

Note 2 – Summary of Significant Accounting Policies, continued

Intangible Assets, Net

Intangible assets acquired, either individually or with a group of other assets, are initially recognized and measured based on fair value. Intangible assets transferred from shareholders are recorded at predecessor cost basis as determined in accordance with U.S. GAAP. The cost of internally developing, maintaining and restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity are recognized as an expense when incurred.

Intangible assets include costs related to software development, data acquisition, and website development. The Company amortizes definite lived identifiable intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise utilized. The estimated useful lives of customer-related intangible assets approximate the expected distribution of cash flows on a straight-line basis from each asset. The useful lives of contract-based intangible assets are equal to the terms of the agreement.

The Company capitalizes costs related to the development of software and new business systems for internal use. Development costs consist primarily of personnel and third-party contractor costs incurred in product development, maintenance and testing, developing solutions for new services, internal information systems and infrastructure, third-party development, and other internal-use software systems. During the development stage of the software and new business systems, all direct internal and external costs are capitalized until the project is substantially complete and ready for its intended use. Once a project reaches the production stage, capitalized costs associated with such project will be amortized on a straight-line basis over the estimated useful life as determined by management of the Company. Capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in software technologies. Unamortized capitalized software development costs determined to be in excess of anticipated future net revenues are impaired and expensed during the period of such determination.

Management evaluates the remaining useful lives and carrying values of long-lived assets, including definite lived intangible assets, at least annually, or when events and circumstances warrant such a review, to determine whether significant events or changes in circumstances indicate that a change in the useful life or impairment in value may have occurred. There were no impairment charges related to intangible assets during the period from inception to December 31, 2021.

Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising expenses for the period from inception to December 31, 2021.

Note 2 – Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits and consequences attributable to temporary differences between the financial reporting basis of assets and liabilities and their related tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. Any penalties and interest related to income taxes are reported in income tax expense. The Company provides a valuation allowance for deferred tax assets when it is more likely than not that the related benefits will not be realized. The determination of recording or releasing tax valuation allowances is made pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to the ability to generate revenues, gross profits, operating income, and taxable income in future periods.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. Many factors are considered when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes.

The Company's federal and state income tax returns are subject to examination by taxing authorities for three years after the returns are filed, and the Company's federal and state income tax returns for 2021 remain open to examination.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: (1) the parties to the contract have approved the contract and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the goods or services to be transferred, (3) the Company can identify the payment terms for the goods or services to be transferred, (4) the contract has commercial substance, and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. Collectability is assessed based on a number of factors, including transaction history with the customer and the credit worthiness of the customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. The Company records cash received in advance of revenue recognition as deferred revenue.

Contingencies

Management records contingent liabilities resulting from asserted and unasserted claims against the Company when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Management discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain.

Note 2 – Summary of Significant Accounting Policies, continued

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The standard will require among other things, all non-short-term leases to be recognized as a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Due to the COVID-19 pandemic, relief has been offered by the FASB and the effective date has been extended to fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Liquidity, Capital Resources, and Going Concern Uncertainty

At December 31, 2021, the Company had no revenues, and an operating loss and cash used in operations of approximately $141,000 and $60,000, respectively. The Company plans to meet its current capital needs through the sale of its securities in a public offering. The Company expects to continue to generate net losses for the foreseeable future as it makes significant investments in developing and selling its products and services. Also, the Company will continue to evaluate potential acquisitions of, or investments in, companies or technologies that complement its business, which acquisitions may require the use of cash.

The accompanying consolidated financial statements are presented assuming that the Company will continue as a going concern. The Company is operating with the expectation that it will be able to secure necessary financing until it becomes profitable. Management has been able to secure some additional financing subsequent to December 31, 2021. The Company expects to continue to secure additional short-term financing until it completes its public offering. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that may result if the Company is unable to continue as a going concern.

COVID-19 Considerations

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond the point of origin. On March 20, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2022.

Note 2 – Summary of Significant Accounting Policies, continued

Management's Review of Subsequent Events

The Company's consolidated financial statements give consideration to subsequent events that have occurred through October 7, 2022, the date these consolidated financial statements were available to be issued.

Note 3 – Intangible Assets

The Company had $750,000 in intangible assets, net of amortization, at December 31, 2021, consisting of domain names and marketing-related assets. There was no amortization expense during 2021 as the assets have not yet been placed into service.

Note 4 – Stockholders' Equity

The Company's authorized share capital consists of 250,000,000 shares, par value $0.00001 per share, which is comprised of 50,000,000 shares of preferred stock and 200,000,000 shares of common stock. The Company's board of directors is comprised of two (2) directors, nominated by the Company's CEO, and elected to the Board through the vote of the Company's shareholders.

The Company has 86,118,000 common stock issued and outstanding at December 31, 2021. There are no shares of preferred stock issued and outstanding at December 31, 2021. During 2021, the Company granted 31,770,000 shares of restricted stock to employees under the Company's equity incentive plan.

Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of the Company's common stock are also entitled to dividends when, and if, declared by its board of directors. The Company has not declared nor paid any dividends through December 31, 2021.

Note 5 – Equity Incentive Plan

During 2021, the Company adopted an equity incentive plan (the "Plan"). Under the Plan, stock options and restricted stock are available to be granted to employees, officers or directors (employee and non-employee directors) of the Company and any independent contractor or consultant performing services for the Company. At December 31, 2021, the Company had 44,195,000 shares of restricted stock authorized under the Plan, and 12,425,000 unissued shares of restricted stock available for future issuance under the Plan.

During 2021, the Company granted 31,770,000 shares of restricted stock to employees under employment agreements, subject to time and performance based vesting requirements. A summary of grant activity under the plan for the period from inception to December 31, 2021 is presented below:

	Number of RSA's	Weighted Average Grant Date Fair Value
Nonvested, inception	-	$ -
Granted – performance-based	11,180,000	0.0094
Performance adjustment	-	-
Granted – time-based	20,590,000	0.0094
Forfeited	-	-
Vested	(6,118,000)	0.0094
Nonvested, December 31, 2021	25,652,000	$ 0.0094

The compensation expense recognized under the Plan for the period from inception to December 31, 2021 was $55,871. As of December 31, 2021, there was $122,544 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. The unrecognized compensation cost is expected to be recognized over the remaining vesting period of 55 months.

Note 6 – Related Party Transactions

Notes Payable

During 2021, the Company entered into two (2) notes payable with a related party totaling $81,000. The notes bear interest at 6% per annum and mature on December 31, 2023. The notes provide for default interest at a rate of 14% per annum if certain qualitative covenants contained in the note are not met. Interest expense on the notes for the period from inception to December 31, 2021 totaled $918.

Note 7 – Income Taxes

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In assessing the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Realization of the Company's deferred tax assets, net of liabilities, depends upon the achievement of projected future taxable income.

The components of income tax provision were as follows at December 31, 2021:

Current:		
U.S. federal	$	-
U.S. state and local taxes		-
Total current	$	-
Deferred:		
U.S. federal	$	-
U.S. state and local taxes		-
Total deferred		-
Total income tax provision (benefit)	$	-

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows as of December 31, 2021:

Statutory federal income tax rate	21.00%
State tax expense, net of federal benefit	2.76%
Change in valuation allowance	(23.76%)
Income tax provision (benefit)	0.00%

Note 7 – Income Taxes, continued

The following is a summary of the components of the Company's deferred tax assets and liabilities as of December 31, 2021:

Deferred tax assets:		
Net operating losses and credit carryforwards	$	29,618
Intangible assets		-
Accrued expenses		-
Other		-
Total deferred tax assets		29,618
Deferred tax liabilities:		
Property, equipment, and intangibles		-
Other		-
Total deferred tax liabilities		-
Less: Valuation allowance		(29,618)
Net deferred tax assets	$	-

The Company estimates that U.S. federal and state net operating losses, or NOLs, available to be carried forward approximated $30,000 as of December 31, 2021. The Company's ability to utilize U.S. federal and state NOLs will be limited if it experiences an ownership change as defined by Section 382 of the Internal Revenue Code. When a company undergoes such an ownership change, Section 382 limits the future use of NOLs generated before the change in ownership and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change.

The Company is subject to taxation in the U.S. and the state of Florida. The Company continually evaluates all positive and negative information to determine if its deferred tax assets are realizable in accordance with ASC 740-10-30, which states that "all available evidence shall be considered in determining whether a valuation allowance for deferred tax assets is needed. It is believed that it is more likely than not that the Company will not be able to realize its net deferred tax assets and they are currently subject to a 100% valuation allowance.

Note 8 – Subsequent Events

During 2022, the Company entered into five (5) note agreements with a related party for aggregate proceeds of $260,000. The notes bear interest at 6% per annum and mature on December 31, 2023.